                     ML JWH STRATEGIC ALLOCATION FUND L.P.

                     SUPPLEMENT DATED OCTOBER 28, 1996 TO
                        PROSPECTUS DATED APRIL 25, 1996

     This Supplement sets forth certain additional information relating to the Fund and its trading advisor, John W. Henry & Company, Inc. The information set forth in the Prospectus and the Fund's Supplement dated July 26, 1996 is supplemented and/or amended to the extent described below.

     I.  John W. Henry & Company, Inc. Supplemental Information

     The section of the Prospectus entitled "John W. Henry Co., Inc.--Background and Principals" commencing on page 31 of the Prospectus is supplemented by adding the following paragraphs:

CERTAIN LITIGATION

     JWH has informed the Fund that in September 1996, JWH was named as a co-defendant in class action lawsuits brought in the California Superior Court, Los Angeles County and in the State Supreme Court, New York County. The actions, which seek unspecified damages, purport to be brought on behalf of investors in certain Dean Witter commodity pools, some of which are advised by JWH, and are primarily directed at Dean Witter's alleged fraudulent selling practices in connection with the marketing of those pools. JWH is essentially alleged to have aided and abetted or directly participated with Dean Witter in those practices. JWH believes the allegations against it are without merit; it intends to contest these allegations vigorously and is convinced that it will be shown to have acted properly and in the best interest of the investors.

A DISCIPLINED INVESTMENT PHILOSOPHY

     JWH's history of success is based on the following guiding principles:

     LONG-TERM PERSPECTIVE. JWH's investment strategies rest on a long-term perspective on the world's financial and commodities markets. Historical performance demonstrates that, because trends often last longer than most market participants expect, strong returns can be generated from positions held over the long term.

     DISCIPLINED INVESTMENT PROCESS. The disciplined investment process utilized by JWH is designed to generate superior, risk-adjusted rates of return throughout a market cycle. By consistently applying investment techniques in financial and commodities markets worldwide, JWH is able to participate in rising and falling markets without bias.

                    ---------------------------------------

     THE FUND'S PROSPECTUS DATED APRIL 25, 1996 ACCOMPANIES THIS SUPPLEMENT. THE FUND'S PROSPECTUS AND THIS SUPPLEMENT MUST BE CONSIDERED BY PROSPECTIVE INVESTORS IN DETERMINING WHETHER TO PURCHASE THE FUND'S UNITS. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SUPPLEMENT HAVE THE MEANINGS SET FORTH IN THE PROSPECTUS.
                    ---------------------------------------

MERRILL, LYNCH, PIERCE, FENNER                          MERRILL LYNCH INVESTMENT
  & SMITH INCORPORATED                                       PARTNERS INC.
     Selling Agent                                            General Partner

          JWH's ongoing research has led to the development of analytical models which suggest the appropriate content, weighting, exits and entries for each investment position. Once established, these positions are monitored around the clock. While many of these positions are closed out within a few days or weeks at a profit or loss, others are retained where JWH's investment guidelines indicate potential opportunity for exceptional returns.

          TREND IDENTIFICATION. JWH's strategies are nonpredictive. Instead, based on comprehensive research on historic pricing data, JWH seeks to recognize the movements of capital from one market to another after trends have begun.

          GLOBAL DIVERSIFICATION. For more than a decade, JWH has recognized the importance of global trading. Financial markets around the world are increasingly interrelated, with actions in one country's markets often influencing markets in other parts of the world. JWH investments are positioned to provide access to performance potential offered by the global marketplace.

          COMPREHENSIVE RISK MANAGEMENT. JWH's risk management strategies are designed to decrease volatility and improve the risk/reward characteristics of investments in futures and forwards by relying upon carefully formulated risk management algorithms that define controlled loss parameters prior to execution.

THE INVESTMENT POLICY COMMITTEE

          The Investment Policy Committee is one vehicle for decision-making at JWH about the content and application of JWH trading programs. Composition of the Investment Policy Committee, and participation in its discussions and decisions by non-members, may vary over time.

          JWH has also added the following principals:

          Mr. John A. F. Ford is the director of marketing at JWH and is responsible for the development and implementation of strategic marketing and communications programs. He joined JWH in May 1996 from J.P. Morgan where he had been vice president and head of corporate communications for the firm's European operations from February 1994 to October 1995. He was previously in a similar position with J.P. Morgan at the Euroclear Operations Centre in Brussels from January 1992 to February 1994. From October 1995 to May 1996 he undertook a number of consultancy projects while relocating to the United States. Prior to joining J.P. Morgan, Mr. Ford was managing director of the European headquarters of Gavin Anderson & Co. (UK), an international corporate and investor relations consultancy, from February 1987 to December 1991. Mr. Ford has also been involved in advising the Chicago Mercantile Exchange on marketing its services to European institutions and advising the International Petroleum Exchange in London on similar issues. He also helped market Mercury Asset Management to major institutions and pension funds.

          Ms. Wendy B. Goodyear is director of the office of the chairman. She is responsible for managing and coordinating projects involving Mr. Henry. Ms. Goodyear joined JWH in October 1995 as director of marketing. Prior to her employment at JWH, Ms. Goodyear was a vice president at Citibank where she held several positions, including product development manager for the depository receipt business and marketing manager for the pension business. Prior to joining Citibank in May 1993, Ms. Goodyear was employed at Bankers Trust Company from 1985 where she held positions of increasing responsibility in both the private bank and pension businesses. Ms. Goodyear received a B.A. in History from the University of Virginia and an M.B.A. from the Stern School of Business at New York University.

          Mr. Julius A. Staniewicz is the senior strategist in JWH's Product Development Department. He will also be President of JWH Asset Management, Inc. upon NFA registration. Prior to joining JWH in March of 1992, Mr. Staniewicz was employed with Shearson Lehman Brothers as a financial consultant starting in April 1991. Prior to that, beginning in 1990, Mr. Staniewiez was a vice president of Phoenix Asset Management, a commodity pool operator and introducing broker. From 1986 to 1989, Mr. Staniewicz worked in the managed futures department at Prudential-Bache Securities, Inc., lastly as an assistant vice president and co-director of managed futures. Mr. Staniewicz received a B.A. in Economics from Cornell University.

          Mr. Chris J. Lautenslager is a vice president of JWH. He is responsible for general business development and investor services support. Prior to joining JWH in April 1996, he was the vice president of institutional sales for I/B/E/S International, Inc., a distributor of corporate earnings estimate information. Prior to his employment with I/B/E/S, Mr. Lautenslager devoted time to personal activities from April 1994 to March 1995, following the closing of the Stamford, Connecticut office of Gruntal & Co., where he had worked as a proprietary equity trader since November 1993. Before that, he held the same position at S.A.C. Capital Management starting in February 1993. From October 1987 to December 1992, Mr. Lautenslager was a partner and managing director of Limitless Option Partners, a registered Chicago Mercantile Exchange trading and brokerage organization. He received a B.S. in Accounting from the University of Colorado and a Masters in Management from Northwestern University.

          The Performance Summary for each JWH Trading Program has been supplemented to include the largest monthly performance drawdown within the past five years of an individual account within the program indicated. Therefore, the section entitled "JWH Trading Programs: Performance Summaries and Monthly Rates of Return" commencing on page 40 of the Prospectus is supplemented by adding the following:

                                                             LARGEST
                                                             MONTHLY
                                                            DRAWDOWN    MONTHLY/YEAR
JWH INVESTMENT PROGRAM                                      ---------  --------------
----------------------
Original Investment Program                                    -18.1%  February 1992
Global Diversified Portfolio                                   -20.3%  July 1991
Financial and Metals Portfolio                                 -27.7%  January 1992
Delevered Yen Denominated Financial and Metals Portfolio        -3.2%  February 1996
The World Financial Portfolio                                  -25.5%  January 1992
Global Financial Portfolio                                     -19.5%  November 1994
International Currency and Bond Portfolio                       -7.8%  July 1994
International Foreign Exchange Program                         -13.6%  January 1992
G-7 Currency Portfolio                                         -12.3%  January 1992
InterRate(TM)                                                  -10.2%  September 1992
KT Diversified Program                                         -28.6%  January 1992
JWH Investments, Inc. Financial & Metals Portfolio             -16.6%  January 1992
JWH Investments, Inc. InterRate(TM)                             -9.3%  September 1992
-------------------------------------------------------------------------------------


          The section entitled "Notes to JWH Trading Programs Performance Summaries" commencing on page 53 of the Prospectus is supplemented by adding the following:

          The largest monthly drawdown for an individual account within a program was determined after identification of the three largest monthly drawdowns on a composite basis for each investment program. Within the three months in which the largest composite monthly drawdowns occurred, individual accounts were reviewed for each program. The individual account which experienced the largest loss in those months is the account shown above as having the largest individual monthly drawdown for the investment program. Some individual accounts were excluded from review if they were being phased in or out, opened or closed during the month or if material mid-month additions or redemptions were made.

          Differences between the largest monthly drawdown for an individual account and the largest monthly drawdown on a composite basis for a program are due to, among other factors, the reasons noted on pages 40 through 43 of the Prospectus, variations in fill prices and the timing of additions and withdrawals.

     II.  MLIP Supplemental Information

          The section entitled "Certain Litigation" commencing on page 76 of the Prospectus is supplemented by adding the following:

          On October 17, 1996, the United States District Court for the Central District of California withdrew the reference to the Bankruptcy Court of the Orange County Action. The case is now pending in the District Court.

          On May 10, 1996, pursuant to agreement of the parties, the court in the De Lean Action entered an order staying it pending final resolution of the Orange County Action.

          On April 10, 1996, a first amended complaint in the Atascadero State Court Action was filed which added allegations that the defendants committed conversion and violated Sections 25400, 25401, 25500 and 25501 of the California Code and the Racketeering Influenced and Corrupt Organizations Act in connection with ML&Co.'s business activities with the Orange County Treasurer-Tax Collector.

          The court in the Wilson Actions dismissed the consolidated amended action on August 7, 1996. A notice of appeal was filed on September 11, 1996.

          The court dismissed the Kemper Action without prejudice on September 4, 1996 pursuant to agreement of the parties.

          On July 17, 1996 the Antitrust Division of the United States Department of Justice filed a civil antitrust complaint against firms that make markets in NASDAQ securities, including MLPF&S. The complaint alleged that the firms violated Section 1 of the Sherman Act through a "common understanding" to follow a "quoting convention" that the complaint asserts had inflated the "inside spread" (the difference between the best quoted buying price and the best quoted selling price on NASDAQ) in certain NASDAQ stocks. This allegedly resulted in investors having to pay higher transaction costs for buying and selling stocks that they would have paid otherwise. At the same time the complaint was filed, a proposed settlement of the action was announced, pursuant to which the market maker defendants in the action have agreed not to engage in certain conduct. The proposed settlement, which is subject to court approval, provides, among other things, for the monitoring and tape recording by each of the market maker defendants of not less than 3.5 percent, or a maximum of 70 hours per week, of telephone conversations by its over-the-counter desk traders; the provision to the Department of Justice of any taped conversation that may violate the terms of the settlement; and for Department of Justice representatives to appear unannounced, during regular business hours, for the purpose of monitoring trader conversations as the conversations occur.

          The last full paragraph on page 78 of the Prospectus is amended and restated in its entirety to read as follows:

          In each of the legal proceedings described below except for the stockholder derivative actions, the claims against the Merrill Lynch defendants (as defined below) have now either been dismissed pursuant to settlements or under the terms of a settlement for which court approval is being sought will be dismissed.

          On July 12, 1996, the plaintiffs in the Receiver Action entered a stipulation of discontinuance with prejudice with respect to all claims asserted against all defendants, including the Merrill Lynch defendants.

          The last full paragraph on page 79 of the Prospectus is amended and restated in its entirety to read as follows:

          In October 1991, two derivative actions purportedly brought on behalf of ML&Co. were filed in the Supreme Court of the State of New York, New York County, naming as defendants directors of ML&Co. who were directors at the time of the year-end securities transactions in question, among others. These cases, now consolidated, assert claims of breach of fiduciary duties in connection with the year-end securities transactions with GSLIC and other claims against Transmark and one of Transmark's principals. The damages sought in this action are unspecified. The court has stayed the action for all purposes pending a resolution of the above-mentioned related litigation in Florida.